EXHIBIT 99.1
                                                                  ------------


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TELEWEST COMMUNICATIONS PLC

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    US GAAP FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS WITH RESPECT TO THE THREE AND
                  NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2001.

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TELEWEST COMMUNICATIONS PLC

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                      PART I: US GAAP FINANCIAL STATEMENTS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

----------------------------------------------------------------------------------------------------------------------------------

                                                              3 MONTHS     3 MONTHS    3 MONTHS    9 MONTHS    9 MONTHS   9 MONTHS
                                                                ENDED        ENDED       ENDED       ENDED       ENDED      ENDED
                                                              SEPT. 30,    SEPT. 30,   SEPT. 30,   SEPT. 30,   SEPT. 30,  SEPT. 30,
                                                                 2001         2001        2000        2001        2001       2000
                                                             (note 2)                             (note 2)
                                                                           (In millions, except for share data)
----------------------------------------------------------------------------------------------------------------------------------
REVENUE
  Cable television                                         $    125.0(POUND)  85.1(POUND) 67.3  $    357.7(POUND)243.5(POUND)211.5
  Consumer telephony                                            177.0        120.5       107.5       531.5       361.8       325.5
  Internet and other                                             15.7         10.7         3.6        38.2        26.0         9.7
                                                           -----------------------------------------------------------------------
  Total Consumer Division                                       317.7        216.3       178.4       927.4       631.3       546.7
  Business Services Division                                     97.1         66.1        69.7       296.5       201.8       180.9

                                                           -----------------------------------------------------------------------

  Total Cable Division                                          414.8        282.4       248.1     1,223.9       833.1       727.6

CONTENT DIVISION (including(pound)7.8m and(pound)1.9m for
    the 9 months in 2001 and 2000, respectively, from
    related parties)                                             44.7         30.4        31.8       135.6        92.3        52.3

                                                           -----------------------------------------------------------------------

TOTAL REVENUE                                                   459.5        312.8       279.9     1,359.5       925.4       779.9
                                                           -----------------------------------------------------------------------


OPERATING COSTS AND EXPENSES
  Consumer programming expenses (including(pound)8.6m
    and(pound)5.6m for the 9 months in 2001 and 2000,
    respectively, to related parties)                            49.8         33.9        31.7       160.7       109.4       101.7
  Business and consumer telephony expenses                       84.2         57.3        60.1       261.9       178.3       172.2
  Content expenses                                               27.6         18.8        22.1        84.0        57.2        29.8
  Selling, general and administrative                           178.5        121.5       102.8       548.9       373.6       311.4
  Depreciation                                                  172.3        117.3        94.9       508.9       346.4       277.6
  Amortization of goodwill                                       67.1         45.7        43.5       201.1       136.9        99.8

                                                           -----------------------------------------------------------------------

                                                                579.5        394.5       355.1     1,765.5     1,201.8       992.5
                                                           -----------------------------------------------------------------------


                                                           -----------------------------------------------------------------------

OPERATING LOSS                                                (120.0)       (81.7)      (75.2)     (406.0)     (276.4)     (212.6)
                                                           -----------------------------------------------------------------------


OTHER INCOME/(EXPENSE)
  Interest income (including(pound)7.1m and(pound)1.3m
    for the 9 months in 2001 and 2000, respectively,
    from related parties)                                        5.4          3.7         1.4        17.6        12.0          6.6
  Interest expenses                                           (182.2)      (124.0)     (109.0)     (507.1)     (345.2)     (288.2)
  Foreign exchange gains/(losses), net                           23.2         15.8         2.2        10.1         6.9      (36.7)
  Share of net (losses)/gains of affiliates                    (10.0)        (6.8)         5.1       (2.2)       (1.5)         2.3
  Minority interest in losses/(gains) of consolidated
    subsidiaries, net                                           (0.3)        (0.2)           -         0.1         0.1       (0.2)
  Other losses, net                                             (1.4)        (1.0)       (0.6)      (10.3)       (7.0)       (1.4)

                                                           -----------------------------------------------------------------------

LOSS BEFORE INCOME TAXES                                      (285.3)      (194.2)     (176.1)     (897.8)     (611.1)     (530.2)


  Income tax benefit/(charge) during the period                   3.4          2.3       (2.2)        10.3         7.0         0.8

                                                           -----------------------------------------------------------------------

NET LOSS BEFORE EXTRAORDINARY ITEM                            (281.9)      (191.9)     (178.3)     (887.5)     (604.1)     (529.4)


  Extraordinary loss on extinguishment of debt                      -            -           -      (21.4)      (14.6)          -

                                                           -----------------------------------------------------------------------

NET LOSS FOR THE PERIOD                                       (281.9)      (191.9)     (178.3)     (908.9)     (618.7)     (529.4)
                                                           =======================================================================


BASIC AND DILUTED LOSS PER ORDINARY SHARE:

  Before extraordinary loss                                $   (0.10)(POUND)(0.07)(POUND)(0.06)  $ (0.31)(POUND)(0.21)(POUND)(0.20)
  After extraordinary loss                                 $   (0.10)(POUND)(0.07)(POUND)(0.06)  $ (0.32)(POUND)(0.22)(POUND)(0.20)


   Weighted average number of ordinary shares - basic
    and diluted (millions)                                                 2,872.4     2,885.4                2,882.3      2,647.6


See accompanying notes to the unaudited condensed consolidated financial statements.

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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------------------------------------------------

                                                                                               SEPT. 30,    SEPT. 30,      DEC. 31,
                                                                                                    2001         2001          2000
                                                                                                      $m     (POUND)m      (POUND)m
                                                                                                (note 2)                    AUDITED
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
  Cash and cash equivalents                                                                          5.6          3.8          59.6
  Secured cash deposits restricted for more than one year                                           29.4         20.0          12.0
  Trade receivables (net allowance for doubtful accounts of(pound)15.4m in
    2001 and(pound)18.7m in 2000)                                                                  181.0        123.2         115.5
  Other receivables                                                                                155.0        105.5         108.2
  Prepaid expenses                                                                                  66.3         45.1          36.9
  Investment in affiliates, accounted for under the equity method, and
    related receivables                                                                          1,104.9        752.1         783.6
  Property and equipment (less accumulated depreciation of(pound)1,754.1m
    in 2001 and(pound)1,410.4m  in 2000)                                                         5,026.4      3,421.4       3,289.5
  Goodwill (less accumulated amortization of(pound)413.6m in 2001 and
    (pound)291.1m in 2000)                                                                       3,964.8      2,698.8       2,802.7
  Other intangibles                                                                                  0.4          0.3           0.5
  Programming inventory                                                                             53.2         36.2          31.0
  Inventory                                                                                         66.2         45.1          37.8
  Other assets (less accumulated amortization of(pound)42.9m in 2001 and
    (pound)35.5m in 2000)                                                                          106.9         72.8          46.8
                                                                                            ----------------------------------------

TOTAL ASSETS                                                                                    10,760.1      7,324.3       7,324.1
                                                                                            ========================================


LIABILITIES AND SHAREHOLDERS' EQUITY
  Accounts payable                                                                                 187.3        127.5          95.6
  Other liabilities                                                                                642.9        437.6         344.0
  Deferred income                                                                                  152.3        103.7          58.1
  Deferred tax                                                                                     258.0        175.6         182.7
  Debt                                                                                           6,870.5      4,676.7       4,253.7
  Capital lease obligations                                                                        355.2        241.8         245.5
                                                                                            ----------------------------------------

TOTAL LIABILITIES                                                                                8,466.2      5,762.9       5,179.6
                                                                                            ----------------------------------------

                                                                                            ----------------------------------------

MINORITY INTEREST                                                                                    1.2          0.8         (2.1)
                                                                                            ----------------------------------------

SHAREHOLDERS' EQUITY
  Ordinary shares, 10 pence par value;
     4,300.0 million shares authorized and 2,873.0 million shares issued and outstanding
     (4,300.0 million authorized and 2,886.0 million shares issued and outstanding in 2000)        422.1        287.3         288.6
  Limited voting convertible ordinary shares, 10 pence par value;
     300.0 million shares authorized and 82.5 million shares issued and outstanding
     (300.0 million authorized and 62.5 million shares issued and outstanding in 2000)              12.0          8.2           6.2
  Additional paid in capital                                                                     6,204.6      4,223.4       4,216.8
  Other comprehensive income                                                                        37.3         25.4             -
  Accumulated deficit                                                                          (4,380.8)    (2,982.0)     (2,363.3)
                                                                                            ----------------------------------------

                                                                                                 2,295.2      1,562.3       2,148.3

  Ordinary shares held in trust for the Telewest Restricted Share Scheme and the
    Telewest Long- Term Incentive plan                                                             (2.5)        (1.7)         (1.7)
                                                                                            ----------------------------------------

TOTAL SHAREHOLDERS' EQUITY                                                                       2,292.7      1,560.6       2,146.6
                                                                                            ----------------------------------------

                                                                                            ----------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                      10,760.1      7,324.3       7,324.1
                                                                                            ========================================

See accompanying notes to the unaudited condensed consolidated financial statements.

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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                              9 MONTHS      9 MONTHS      9 MONTHS
                                                                                                 ENDED         ENDED         ENDED
                                                                                             SEPT. 30,     SEPT. 30,     SEPT. 30,
                                                                                                  2001          2001          2000
                                                                                                    $m      (POUND)m      (POUND)m
                                                                                              (note 2)
-----------------------------------------------------------------------------------------------------------------------------------
NET LOSS                                                                                       (908.9)       (618.7)       (529.4)

ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH (USED IN)/PROVIDED BY OPERATING ACTIVITIES
  Depreciation                                                                                   508.9         346.4         277.6
  Amortization of goodwill                                                                       201.1         136.9          99.8
  Amortization of deferred financing costs and issue discount on Senior Discount Debentures      110.3          75.1         136.3
  Deferred tax credit                                                                           (10.3)         (7.0)             -
  Unrealized (gain)/loss on foreign currency translation                                        (14.1)         (9.6)          36.0
  Accrued share-based compensation cost                                                            1.6           1.1           4.9
  Extraordinary loss on extinguishment of debt                                                    21.4          14.6             -
  Share of net losses of affiliates                                                                2.2           1.5         (2.3)
  Minority interests in (profits)/losses of consolidated subsidiaries, net                       (0.1)         (0.1)           0.2
  Loss/(gain) on disposal of investments/other assets, net                                         5.9           4.0         (0.2)

CHANGES IN OPERATING ASSETS AND LIABILITIES
  Change in receivables                                                                          (2.0)         (1.4)        (38.4)
  Change in prepaid expenses                                                                    (12.1)         (8.2)        (10.3)
  Change in other assets                                                                        (75.8)        (51.6)           6.8
  Change in accounts payable                                                                      44.1          30.0          54.0
  Change in other liabilities                                                                     93.6          63.7          13.6
                                                                                            ---------------------------------------

NET CASH (USED IN)/PROVIDED BY OPERATING ACTIVITIES                                             (34.2)        (23.3)          48.6
                                                                                            ---------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Cash paid for property and equipment                                                         (553.8)       (377.0)       (428.6)
  Cash paid for acquisition of subsidiaries                                                      (9.3)         (6.3)        (27.9)
  Cash acquired with subsidiary undertakings                                                       0.1           0.1           6.3
  Disposals of subsidiaries                                                                       14.7          10.0             -
  Cash disposed with subsidiaries                                                                (2.9)         (2.0)             -
  Additional investments in and loans to affiliates                                             (59.5)        (40.5)           0.9
  Repayments of loans made to joint ventures                                                      57.7          39.3             -
  Proceeds from disposals of assets                                                                  -             -           1.5
                                                                                            ---------------------------------------

NET CASH USED IN INVESTING ACTIVITIES                                                          (553.0)       (376.4)       (447.8)
                                                                                            ---------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net repayment of borrowings under old credit facilities                                      (212.4)       (144.6)       (329.4)
  Net proceeds from borrowings under new credit facilities                                       726.0         494.2             -
  Repayment of Cable London PLC facility                                                             -             -       (126.0)
  Proceeds from issue of Accreting Convertible Notes due 2003                                     44.1          30.0             -
  Proceeds from issue of Senior Convertible Notes due 2005                                           -             -         330.2
  Proceeds from issue of Senior Discount Notes and Senior Notes due 2010                             -             -         543.5
  Share issue costs                                                                                  -             -        (13.0)
  Cash paid for credit facility arrangement costs                                                    -             -         (1.3)
  Issue costs of Notes                                                                               -             -        (19.4)
  Placement of restricted deposits                                                              (11.8)         (8.0)             -
  Proceeds from exercise of share options                                                          7.9           5.4           3.6
  Capital element of finance lease repayments                                                   (48.6)        (33.1)        (16.7)
                                                                                            ---------------------------------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                                        505.2         343.9         371.5
                                                                                            ---------------------------------------

NET DECREASE IN CASH AND CASH EQUIVALENTS                                                       (82.0)        (55.8)        (27.7)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD                                          87.6          59.6          65.2
                                                                                            ---------------------------------------

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                                                 5.6           3.8          37.5
                                                                                            =======================================


See accompanying notes to the unaudited condensed consolidated financial statements.

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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

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                                                 ORDINARY   LIMITED     SHARES  ADDITIONAL            OTHER  ACCUMULATED      TOTAL
                                                   SHARES    VOTING       HELD     PAID-IN    COMPREHENSIVE      DEFICIT
                                                             SHARES   IN TRUST     CAPITAL           INCOME
                                                 (POUND)m  (POUND)m   (POUND)m    (POUND)m         (POUND)m     (POUND)m   (POUND)m
                                                                                                   (note 5)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                        288.6       6.2      (1.7)     4,216.8                -    (2,363.3)    2,146.6

                                                ------------------------------------------------------------------------------------

  Net loss for the period                               -         -          -           -                -      (618.7)    (618.7)
  Unrealized gain/(loss) on derivative
   instruments:
  Transition adjustment at January 1,  2001             -         -          -           -           (15.8)            -     (15.8)
  Current period increase in fair value, net            -         -          -           -             40.5            -       40.5
  Exchange gain on re-translation of overseas
    investment                                          -         -          -           -              0.7            -        0.7
                                                ------------------------------------------------------------------------------------

TOTAL COMPREHENSIVE INCOME                              -         -          -           -             25.4      (618.7)    (593.7)
                                                ------------------------------------------------------------------------------------

  Re-designation of ordinary shares                 (2.0)       2.0          -           -                -            -          -
  Share-based compensation cost                         -         -          -         1.1                -            -        1.1
  Shares issued under exercise of share options       0.7         -          -         4.7                -            -        5.4
  Unrealized gain on sale of shares by a
    subsidiary                                          -         -          -         0.8                -            -        0.8


                                                ------------------------------------------------------------------------------------

BALANCE AT SEPTEMBER 30, 2001                       287.3       8.2      (1.7)     4,223.4             25.4    (2,982.0)    1,560.6
                                                ====================================================================================




See accompanying notes to the unaudited condensed consolidated financial statements.

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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1.         PRINCIPAL ACTIVITIES

      The principal activities of Telewest Communications plc ("Telewest", the "Company", "we", "our", and "us") are the provision of voice, video, data and internet services across multiple platforms and the supply of content and services to the United Kingdom ("UK") pay-television and on-line markets.

2.         BASIS OF PRESENTATION

      The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals in the United States of America ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      The condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2000 as filed with the Securities and Exchange Commission on June 29, 2001. In the opinion of the Company's management, the accompanying unaudited condensed consolidated financial statements have been prepared on a basis substantially consistent with the audited financial statements and contain adjustments, all of which are of a normal recurring nature, to present fairly its financial position as of September 30, 2001 and its results of operations and cash flows for the three and nine-month periods ended September 30, 2001 and 2000. Interim results are not necessarily indicative of results for the financial year.

      The economic environment in which Telewest operates is the UK, and hence its reporting currency is Pound sterling ((pound)). Certain financial information as of and for the three and nine-month periods ended September 30, 2001 has been translated into US dollars ($), with such US dollar amounts being unaudited and presented solely for the convenience of the reader, at the rate of $1.4691 = (pound)1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on Friday September 28, 2001. The presentation of the US dollar amounts should not be construed as a representation that the Pound sterling amounts could be so converted into US dollars at the indicated or at any other rate.

      The unaudited condensed consolidated financial statements include the accounts of the Company and those of all majority-owned subsidiaries (the "Group"). All significant inter-company accounts have been eliminated upon consolidation.

      Flextech Plc ("Flextech") was acquired on April 19, 2000 and consolidated into the Group from that date, consequently its results are included in the statements of operations and cash flows for the three-month periods ended September 30, 2001 and 2000, the nine-month period ended September 30, 2001 and in respect of the nine-month period ended September 30, 2000 from April 19, 2000.

      Eurobell (Holdings) PLC ("Eurobell") was acquired on November 1, 2000 and consolidated into the Group from that date. Consequently its results are included in the statements of operations and cash flows for the three and nine-month periods ended September 30, 2001 but not in the three and nine-month periods ended September 30, 2000.

      On May 30, 2001 the Company acquired Rapid Travel Solutions Limited ("Rapid") for (pound)5.5 million, subject to certain conditions, to be paid over the next two and half years. Consequently, Rapid's results are included in the statements of operations and cash flows from the date of acquisition but not in the three and nine-month periods ended September 30, 2000.

      On April 24, 2001, the Group invested (pound)14.8 million into sit-up Limited ("sit-up") and sold Screenshop, a wholly owned television shopping service, to sit-up for (pound)10.0 million. As a result of these transactions, the Group has a 38% stake in the enlarged sit-up business and accounts for its share of the results of that business as an affiliate.

3.         SEGMENTAL INFORMATION

      The Company applies Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about

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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision-making group is the Board of Directors. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services in different markets. We operate in two main segments: Cable and Content. The Cable segment of our business is managed by four reportable units:
Cable Television, Consumer Telephony, Internet and Other, and Business Services. The Internet and Other unit includes sale of internet subscriptions to our Internet Service Provider ("ISP"), the sale of cable publications and the sale of advertising airtime. The Content segment provides entertainment content, interactive, and transactional services to the UK pay-television and on-line markets.

      The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in our financial statements. The Company changed the structure of its segmental analysis table with effect from September 30, 2001 and certain corresponding information from the previous year has been restated to reflect the change in structure.

      The following tables present summarized financial information relating to the reportable segments for the three and nine-month periods ended September 30, 2001 and 2000, respectively:

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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


UNAUDITED SEGMENTAL INFORMATION
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

                                          3 MONTHS        3 MONTHS        3 MONTHS        9 MONTHS        9 MONTHS      9 MONTHS
                                             ENDED           ENDED           ENDED           ENDED           ENDED         ENDED
                                         SEPT. 30,       SEPT. 30,       SEPT. 30,       SEPT. 30,       SEPT. 30,     SEPT. 30,
                                              2001            2001            2000            2001            2001          2000
                                          (note 2)                                        (note 2)
                                                                            (In millions)

---------------------------------------------------------------------------------------------------------------------------------
CABLE
---------------------------------------------------------------------------------------------------------------------------------
Cable television                          $  125.0  (pound)   85.1   (pound)  67.3        $  357.7   (pound) 243.5 (pound) 211.5
Consumer telephony                           177.0           120.5           107.5           531.5           361.8         325.5
Internet and other                            15.7            10.7             3.6            38.2            26.0           9.7
Business Services Division                    97.1            66.1            69.7           296.5           201.8         180.9
                                     --------------------------------------------------------------------------------------------
THIRD PARTY REVENUE                          414.8           282.4           248.1         1,223.9           833.1         727.6

Operating costs and expenses               (293.7)         (199.9)         (180.9)         (914.2)         (622.3)       (555.3)
Depreciation                               (168.7)         (114.8)          (92.6)         (494.8)         (336.8)       (273.9)
Amortization of goodwill                    (30.1)          (20.5)          (20.5)          (90.2)          (61.4)        (61.4)
                                     --------------------------------------------------------------------------------------------
OPERATING LOSS                              (77.7)          (52.8)          (45.9)         (275.3)         (187.4)       (163.0)
                                     --------------------------------------------------------------------------------------------

Additions to property & equipment            226.2           154.0           149.1           691.9           471.0         471.2
Total assets **                            7,671.3         5,221.8         5,146.4         7,671.3         5,221.8       5,146.4
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
CONTENT
---------------------------------------------------------------------------------------------------------------------------------

Content Division                              48.1            32.7            33.7           146.8            99.9          56.4
Inter-segmental *                            (3.4)           (2.3)           (1.9)          (11.2)           (7.6)         (4.1)
                                     --------------------------------------------------------------------------------------------
THIRD PARTY REVENUE                           44.7            30.4            31.8           135.6            92.3          52.3

Operating costs and expenses                (46.4)          (31.6)          (35.8)         (141.3)          (96.2)        (59.8)
Depreciation                                 (3.6)           (2.5)           (2.3)          (14.1)           (9.6)         (3.7)
Amortization of goodwill                    (37.0)          (25.2)          (23.0)         (110.9)          (75.5)        (38.4)
                                     --------------------------------------------------------------------------------------------
OPERATING LOSS                              (42.3)          (28.9)          (29.3)         (130.7)          (89.0)        (49.6)
                                     --------------------------------------------------------------------------------------------

Additions to property & equipment              1.5             1.0             4.0             4.4             3.0           4.0
Total assets **                            3,088.8         2,102.5         2,177.7         3,088.8         2,102.5       2,177.7
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
TOTAL
---------------------------------------------------------------------------------------------------------------------------------

Cable television                             125.0            85.1            67.3           357.7           243.5         211.5
Consumer telephony                           177.0           120.5           107.5           531.5           361.8         325.5
Internet and other                            15.7            10.7             3.6            38.2            26.0           9.7
Business Services Division                    97.1            66.1            69.7           296.5           201.8         180.9
Content Division                              48.1            32.7            33.7           146.8            99.9          56.4
Inter-segmental *                            (3.4)           (2.3)           (1.9)          (11.2)           (7.6)         (4.1)
                                     --------------------------------------------------------------------------------------------
TOTAL REVENUE                                459.5           312.8           279.9         1,359.5           925.4         779.9

Operating costs and expenses               (340.1)         (231.5)         (216.7)       (1,055.5)         (718.5)       (615.1)
Depreciation                               (172.3)         (117.3)          (94.9)         (508.9)         (346.4)       (277.6)
Amortization of goodwill                    (67.1)          (45.7)          (43.5)         (201.1)         (136.9)        (99.8)
                                     --------------------------------------------------------------------------------------------
OPERATING LOSS                             (120.0)          (81.7)          (75.2)         (406.0)         (276.4)       (212.6)

Other expense                              (165.3)         (112.5)         (100.9)         (491.8)         (334.7)       (317.6)
Income tax benefit/(charge)                    3.4             2.3           (2.2)            10.3             7.0           0.8
                                     --------------------------------------------------------------------------------------------
NET LOSS BEFORE EXTRAORDINARY LOSS         (281.9)         (191.9)         (178.3)         (887.5)         (604.1)       (529.4)
                                     --------------------------------------------------------------------------------------------

Additions to property & equipment            227.7           155.0           153.1           696.3           474.0         475.2
Total assets **                           10,760.1         7,324.3         7,324.1        10,760.1         7,324.3       7,324.1
---------------------------------------------------------------------------------------------------------------------------------


* Inter-segmental revenues are revenues from programming sales in our Content Division which are costs of programming in our Cable Division and are eliminated on consolidation.

** Total assets comparatives are as of December 31, 2000.

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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


4.         SHARE-BASED COMPENSATION COST

      Share-based compensation cost for employee share options is measured over the period of the performance criteria for such options under "Accounting for Stock Issued to Employees" ("APB 25") as the excess, if any, of the quoted market price of a company's share over the amount an employee must pay to acquire the shares.

      During the three and nine-month periods ended September 30, 2001 the Company's share price continued to fluctuate. No net compensation charge or credit was recorded in respect of employee share options in the three-month period ended September 30, 2001 compared with a credit of (pound)0.4 million for the three-month period ended September 30, 2000 and a compensation charge of (pound)1.1 million was recorded in the nine-month period ended September 30, 2001 compared with a charge of (pound)4.9 million in the nine-month period ended September 30, 2000. Share-based compensation cost will continue to fluctuate depending on the Company's share price movement.

5.         ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

      As of January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS 137 and 138. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition at fair value of all derivative instruments as assets or liabilities in the Company's balance sheet. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated as a hedge and if so, the type of hedge. For derivatives designated as cash flow hedges, changes in fair value are recognized in other comprehensive income ("OCI") until the hedged item is recognized in earnings. For derivatives designated as fair value hedges, changes in fair value are recognized immediately in earnings.

      The Company hedges interest rate risk and foreign currency risk on its Senior Secured credit facility and US dollar-denominated debt instruments through the use of interest swaps, forward foreign exchange contracts and foreign currency swaps. The purpose of the derivative instruments is to provide a measure of stability over the Company's exposure to movements in interest rates and the Pound sterling to the US dollar exchange rate. The majority of the Company's derivative instruments are designated as cash flow hedges.

      Adoption of SFAS 133 on January 1, 2001 resulted in the Company recording (pound)15.8 million of decline in fair value to accumulated OCI, consisting of a decline of (pound)27.8 million to short-term derivative liabilities and a (pound)12.0 million gain to long-term derivative assets.

      During the nine-month period ended September 30, 2001, the Company recorded a (pound)40.5 million gain in fair value to accumulated OCI, consisting of a (pound)9.4 million gain to short-term derivative liabilities and a (pound)49.9 million gain to long-term derivative assets.

6.         DEBT

      On March 16, 2001, the Company entered into a new senior secured credit facility with a syndicate of 26 banks for up to (pound)2.25 billion to replace the existing (pound)1.5 billion senior secured credit facility and the (pound)200.0 million Flextech facility. The first drawdown under the facility was used to repay the old senior secured credit facility and the Flextech facility. The loan agreement governing the senior secured credit facility initially provided for (pound)2.0 billion to be made available by the syndicate of banks with provisions allowing the Company to raise a further (pound)250.0 million from institutional investors. On October 17, 2001, the Company announced that GE Capital Structured Finance Group Limited, an affiliate of GE Capital, had agreed to lend the Company (pound)125.0 million as part of the additional (pound)250.0 million facility. Borrowings under the new senior secured credit facility are secured on the assets of the Company, including the partnership interests and shares of subsidiaries, and bear interest at between 0.5% and 2.25% above LIBOR (depending on the ratio of borrowing to quarterly annualized consolidated net operating cash flow). The terms of the new facility restrict transfers or disposals of assets from certain subsidiary companies. These restrictions relate to the type and value of the consideration that can be accepted. The Company's ability to borrow under the facility is subject to, among other things, its compliance with the financial and other covenants and borrowing conditions contained therein.

      Following the replacement of our old senior secured credit facility and the Flextech facility, the Company recorded an extraordinary loss of (pound)14.6 million due to the write-off of the bank facility fees which were being deferred and written off over the life of those facilities.

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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


      On July 11, 2001, Telewest Communications Holdco Limited, a subsidiary of the Company, and The Toronto-Dominion Bank, London Branch ("TD") entered into a secured loan transaction. TD lends a fluctuating amount of money to Telewest Communications Holdco Limited based on the value of the Company's shareholding in Scottish Media Group plc ("SMG") on certain valuation dates. In return the Company arranged for a charge over the Group's share in SMG to be granted to TD. The initial amount borrowed under this transaction was (pound)49.2 million and is being used for general corporate purposes.

7.         COMMITMENTS AND CONTINGENCIES

      The Company is party to various legal proceedings in the ordinary course of business which it does not believe will result, in aggregate, in a material adverse effect on its financial position or results of operations.










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      PART II: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

      Set forth below is a discussion of our results of operations and financial condition for the three and nine-month periods ended September 30, 2000 and 2001 based upon financial information prepared in accordance with US GAAP.

      References in this discussion to the "Group," "we," "us," and "our," are to Telewest and its consolidated subsidiaries as at, or for, the specified date or period.

RESULTS OF OPERATIONS

THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2000 AND 2001

      Our merger with Flextech plc ("Flextech") was completed on April 19, 2000 and accordingly the results of Flextech have been consolidated from that date.

      Our acquisition of Eurobell (Holdings) PLC ("Eurobell") from Deutsche Telekom AG ("DT") was completed on November 1, 2000 and accordingly the results of Eurobell have been consolidated from that date.


REVENUE

      Our consolidated revenue increased by (pound)32.9 million or 11.8% from (pound)279.9 million in the three-month period ended September 30, 2000 to (pound)312.8 million in the three-month period ended September 30, 2001 and by (pound)145.5 million or 18.7% from (pound)779.9 million in the nine-month period ended September 30, 2000 to (pound)925.4 million in the nine-month period ended September 30, 2001. The increase was attributable to the merger with Flextech (approximately (pound)40.0 million for the nine-month period ended September 30, 2001), the Eurobell acquisition (approximately (pound)18.0 million for the three-month period ended September 30, 2001 and approximately (pound)52.0 million for the nine-month period ended September 30, 2001), growth in our residential services revenue in the three and nine-month periods ended September 30, 2001 and growth in our Business Services Division in the nine-month period ended September 30, 2001.

      RESIDENTIAL SERVICES REVENUE (CONSUMER DIVISION)

      Residential services revenue represents a combination of cable television ("CATV") revenue, consumer cable telephony revenue and internet and other income.

      Our residential services revenue increased by (pound)37.9 million or 21.2% from (pound)178.4 million for the three-month period ended September 30, 2000 to (pound)216.3 million for the three-month period ended September 30, 2001 and by (pound)84.6 million or 15.5% from (pound)546.7 million for the nine-month period ended September 30, 2000 to (pound)631.3 million in the nine-month period ended September 30, 2001. This increase was attributable to an increase in customer homes connected and an increase in average monthly revenue per household.

      Total customer homes connected increased by 9,916 and 53,271, respectively, in the three and nine-month periods ended September 30, 2001. Total customer homes connected increased by 165,470 or 10.5% from 1,579,142 at September 30, 2000 to 1,744,612 at September 30, 2001. The increase in homes connected resulted from the impact of the Eurobell acquisition, which contributed approximately 84,000 customers at November 1, 2000, the launch of our Active Digital services and lower churn rates experienced in the nine-month period ended September 30, 2001 compared with the corresponding period in 2000. Household penetration increased by 6.0% from 34.9% at September 30, 2000 to 37.0% at September 30, 2001.

      Average monthly revenue per household increased by (pound)3.15 or 8.5% from (pound)37.14 in the three-month period ended September 30, 2000 to (pound)40.29 for the three-month period ended September 30, 2001 and also by (pound)2.00 or 5.3% from (pound)37.49 in the nine-month period ended September 30, 2000 to (pound)39.49 in the nine-month period ended September 30, 2001. The increase in average monthly revenue per household is attributable to an increase in dual or triple penetration (i.e. the proportion of homes subscribing to any two or all three of our CATV, residential telephony and high-speed internet services), higher call volumes in residential telephony, and higher subscriber revenues generated by our Active Digital versus analogue television services. Dual or triple penetration, which results from the continued market acceptance of combined CATV, telephony and high-speed internet packages, grew by 4.2% from 62.9% at September 30, 2000 to 67.8% at September 30, 2001.

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       CABLE TELEVISION REVENUE

      Cable television revenue increased by (pound)17.8 million or 26.5% from (pound)67.3 million for the three-month period ended September 30, 2000 to (pound)85.1 million for the three-month period ended September 30, 2001 and by (pound)32.0 million or 15.1% from (pound)211.5 million in the nine-month period ended September 30, 2000 to (pound)243.5 million in the nine-month period ended September 30, 2001. The increase was principally attributable to an increase in the number of CATV subscribers connected, higher subscriber revenues generated by our Active Digital services, price rises across our basic packages which were introduced from July 1, 2001, and lower churn rates experienced in the nine-month period ended September 30, 2001 compared with the corresponding period in 2000, offset in part by lower subscriber revenues from our analogue services. The competitive nature of the television market will continue to restrict our ability to increase retail prices.

      Total CATV subscribers connected increased by 172,214 or 15.0% from 1,145,765 at September 30, 2000 to 1,317,979 at September 30, 2001. The increase in subscribers resulted from the continued introduction of Active Digital, the impact of the Eurobell acquisition, which contributed approximately 51,000 analogue subscribers at November 1, 2000, and lower churn rates experienced in the nine-month period ended September 30, 2001 compared with the corresponding period in 2000.

      We initiated a national campaign on October 2, 2000 to re-launch our Active Digital services and by September 30, 2001 we had 765,179 sales and had an installed base of 641,494 digital customers. Active Digital, comprised of a wide array of TV and radio channels, pay-per-view movies, interactive services and TV e-mail, was rolled out in all franchise areas, excluding the recently acquired Eurobell areas and our Cabletime areas where we currently offer only analogue services.

      At September 30, 2001, 38.8% of all customer homes connected subscribed to our analogue CATV product and 36.8% subscribed to our Active Digital service. Excluding the Eurobell areas, our Active Digital services are now taken by 51.1% of our CATV subscribers compared with 48.9% for analogue subscribers. At September 30, 2001 approximately 28.0% of our digital households had "set-up", our TV e-mail account, and approximately 118,000 customers had purchased keyboards for use with our interactive TV services.

      Average monthly revenue per CATV subscriber (combined digital and analogue) increased by (pound)1.26 or 6.3% from (pound)20.05 for the three-month period ended September 30, 2000 to (pound)21.31 for the three-month period ended September 30, 2001 and by (pound)0.32 or 1.6% from (pound)20.29 for the nine-month period ended September 30, 2000 to (pound)20.61 for the nine-month period ended September 30, 2001, primarily due to an increase in the number of our Active Digital subscribers, and price rises across our basic packages which were introduced from July 1, 2001 (our entry package, which includes digital TV, telephone line rental, interactive services and TV e-mail increased from (pound)9.00 to (pound)9.60 while other basic TV packages increased on average by (pound)2.00 each), offset in part by an increased percentage of subscribers choosing lower-priced service offerings. Average monthly revenue for digital CATV subscribers was (pound)23.21 for the nine-month period ended September 30, 2001 compared with (pound)18.99 for analogue CATV subscribers for the same period.

      Product penetration increased 2.7 percentage points from 25.3% at September 30, 2000 to 28.0% at September 30, 2001 as a result of improved customer take up of Active Digital packages and a reduction in churn during the three-month and nine-month periods ended September 30, 2001. As expected, the increase in the prices of our basic CATV packages resulted in an increase in the quarterly churn in the three-month period ended September 30, 2001 compared with that in the three-month period ended June 30, 2001. However, product churn improved 10.0 percentage points from 28.7% in the twelve-month period ended September 30, 2000 to 18.7% in the twelve-month period ended September 30, 2001. This product churn rate is the lowest rolling twelve-month rate we have ever recorded for CATV churn. We believe that this reduction in churn is principally attributable to improved customer satisfaction with our products, services and pricing, and improvements in our customer service.

      CONSUMER TELEPHONY REVENUE

      Consumer telephony revenue increased by (pound)13.0 million or 12.1% from (pound)107.5 million for the three-month period ended September 30, 2000 to (pound)120.5 million for the three month period ended September 30, 2001 and by (pound)36.3 million or 11.2% from (pound)325.5 million for the nine-month period ended September 30, 2000 to (pound)361.8 million for the nine-month period ended September 30, 2001. The increase in consumer telephony revenue was primarily due to increases in the number of residential telephony customers and lines, offset in part by marginal decreases in average monthly revenue.

      The number of residential telephony customers increased by 165,003 or 11.6% from 1,426,663 at September 30, 2000 to 1,591,666 at September 30, 2001
and the number of residential lines increased by 157,493 or 9.9% from 1,586,934

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TELEWEST COMMUNICATIONS PLC
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at September 30, 2000 to 1,744,427 at September 30, 2001. The increases in the number of residential telephony customers and residential lines resulted from the impact of the Eurobell acquisition, which added approximately 77,000 customers and 80,000 lines, respectively, from November 1, 2000, an increase in product penetration and a decrease in product churn.

      Product churn improved by 5.3 percentage points from 22.0% for the twelve-month period ended September 30, 2000 to 16.7% for the twelve-month period ended September 30, 2001. This product churn rate is the lowest rolling twelve-month rate we have ever recorded for telephony churn. We believe the reduction in churn is principally attributable to improved customer satisfaction with our products, services and pricing, and improvements in our customer service.

      Consumer telephony product penetration increased to 33.8% as at September 30, 2001 compared with 31.5% as at September 30, 2000. Second line penetration decreased from 11.2% as at September 30, 2000 to 9.6% as at September 30, 2001, in part due to the price increases for second lines during the nine-month period ended September 30, 2001.

      Average monthly revenue per line decreased marginally by (pound)0.25 or 1.1% from (pound)22.68 for the three-month period ended September 30, 2000 to (pound)22.43 for the three-month period ended September 30, 2001 and by (pound)0.12 or 0.5% from (pound)22.71 for the nine-month period ended September 30, 2000 to (pound)22.59 for the nine-month period ended September 30, 2001. Although average call volume increased by approximately 34.0% from September 30, 2000 to September 30, 2001, our average revenue per minute decreased by approximately 26.0% over the same period. While we benefited from a new increased price structure known as "3-2-1-Free" and a growing number of calls made to mobile operators, boosting telephony revenue per minute, these factors were more than offset by the effects of price competition on our telephony charges and a change in the mix of calls made by our telephony subscribers, particularly the increases in the percentage of calls, which has increased by nearly 150.0% since last year, made to Internet Service Providers ("ISPs") at lower rates (or at no charge in the case of our own blueyonder SurfUnlimited customers) and free cable-to-cable local calls, which have increased by 12.0% since September 30, 2000.

      INTERNET AND OTHER REVENUE

      Internet and other revenue, which arises wholly in our Consumer Division, increased by (pound)7.1 million or 197.2% from (pound)3.6 million in the three-month period ended September 30, 2000 to (pound)10.7 million in the three-month period ended September 30, 2001 and by (pound)16.3 million or 168.0% from (pound)9.7 million in the nine-month period ended September 30, 2000 to (pound)26.0 million in the nine-month period ended September 30, 2001. These increases include an increase in internet income of (pound)6.9 million from (pound)1.7 million in the three-month period ended September 30, 2000 to (pound)8.6 million in the three-month period ended September 30, 2001 and an increase of (pound)16.7 million from (pound)2.7 million in the nine-month period ended September 30, 2000 to (pound)19.4 million in the nine-month period ended September 30, 2001.

      In February 2000, we launched blueyonder SurfUnlimited, the UK's first un-metered internet access service. As a result, and together with our blueyonder Pay-As-You-Go metered internet service, the number of dial-up internet subscribers increased by 87,948 or 43.3% from 203,096 at September 30, 2000 to 291,044 at September 30, 2001.

      Our high-speed internet service for home personal computers, "blueyonder broadband internet," was launched in March 2000. Pending resolution of some early technical problems, we suspended active marketing until the start of 2001, when we began marketing on a national basis. The number of blueyonder broadband internet subscribers increased by 50,840 from 2,294 at September 30, 2000 to 53,134 at September 30, 2001. With the exception of our Eurobell and Cabletime areas, we now have full coverage across all of our regions.

      We charge either (pound)33.00 per month for blueyonder broadband internet on a stand-alone basis or (pound)25.00 if it is purchased in addition to our cable television and/or telephony services. As such, our blueyonder broadband internet customers significantly contribute to the growth in our average monthly revenue and 67.4% of our blueyonder broadband internet customers take both cable television and telephony services from us. These "triple-play" customers have average monthly revenue of approximately (pound)67.00.

      BUSINESS SERVICES REVENUE (BUSINESS DIVISION)

      Business services revenue decreased by (pound)3.6 million or 5.2% from (pound)69.7 million for the three-month period ended September 30, 2000 to (pound)66.1 million for the three-month period ended September 30, 2001 but increased by (pound)20.9 million or 11.6% from (pound)180.9 million for the nine-month period ended September 30, 2000 to (pound)201.8 million for the nine-month period ended September 30, 2001. The decrease in the three-month period resulted from lower revenues contributed by our Carrier Services Unit and a decrease in average monthly revenue per line from our business customers, offset in part by increases in sales of voice and data services primarily to Small to Medium-Sized Enterprises ("SMEs"). Excluding our Carrier Services Unit, revenues increased by (pound)2.3 million or 4.4% from (pound)52.2 million for the three-month period ended September 30, 2000 to (pound)54.5 million for the

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three-month period ended September 30, 2001 and by (pound)30.2 million or 23.1%
from (pound)130.9 million for the nine-month period ended September 30, 2000 to (pound)161.1 million for the nine-month period ended September 30, 2001.

      Our Carrier Services Unit, which provides national network services to third parties, thereby exploiting our fixed network investment by providing new revenues at higher margins, contributed (pound)17.5 million of revenue for the three-month period ended September 30, 2000 compared with (pound)11.6 million for the three-month period ended September 30, 2001 and (pound)50.2 million for the nine-month period ended September 30, 2000 compared with (pound)40.7 million for the nine-month period ended September 30, 2001. Revenues from this Unit tend to be derived from a relatively small number of significant, short-term contracts and therefore fluctuate from quarter to quarter.

      Average monthly revenue per line decreased by (pound)5.37 or 12.4% from (pound)48.69 for the three-month period ended September 30, 2000 to (pound)43.32 for the three-month period ended September 30, 2001 and by (pound)3.87 or 7.9% from (pound)48.69 for the nine-month period ended September 30, 2000 to (pound)44.82 for the nine-month period ended September 30, 2001, partly due to increased competition in the market place and to our acquisition of Eurobell, which experienced lower average monthly revenues.

      The increase in the sale of voice and data services resulted primarily from an increase in the number of business customers accounts using these services and the number of lines used by those accounts. Business customer accounts increased by 8,226 accounts or 13.2% from 62,527 at September 30 2000 to 70,753 at September 30, 2001. Business telephony lines increased by 109,189 lines or 33.9% from 321,785 at September 30, 2000 to 430,974 at September 30, 2001. The Eurobell acquisition contributed approximately 3,900 accounts and 32,000 lines, respectively, at November 1, 2000.

      CONTENT DIVISION REVENUE

      Our merger with Flextech was completed on April 19, 2000 and the results for our Content Division were consolidated from that date. Accordingly, no revenues were included for the period from January 1, 2000 to April 18, 2000. For the period from April 19, 2000 to September 30, 2000 net revenues of (pound)52.3 million were recorded and for the nine-month period ended September 30, 2001, net revenues of (pound)92.3 million were recorded. Content Division revenue decreased by (pound)1.4 million or 4.4% from (pound)31.8 million for the three-month period ended September 30, 2000 to (pound)30.4 million for the three-month period ended September 30, 2001, principally due to lower transactional revenues which decreased following the closure of Flextech's Florida-based "infomercial" business, HSNDI. This business sold consumer products via infomercials on U.S. television and was closed during the three-month period ended September 30, 2001.

      For illustrative purposes, based on Flextech's UK GAAP financial statements, our Content Division's revenue, including its share of the revenue of UKTV, (our joint venture with BBC World-wide), increased by (pound)1.0 million or 2.2% from (pound)46.2 million for the three-month period ended September 30, 2000 to (pound)47.2 million for the three-month period ended September 30, 2001 and by (pound)11.6 million or 8.6% from (pound)135.6 million for the nine-month period ended September 30, 2000 to (pound)147.2 million for the nine-month period ended September 30, 2001. The increase for the nine-month period resulted primarily from an increase in the number of homes which receive programming from our Content Division by 1.3 million or 14.4% from 9.0 million homes at September 30, 2000 to 10.3 million at September 30, 2001, offset in part by lower subscription rates from Sky Digital subscribers. On the same basis, advertising revenue, including our share of UKTV's advertising revenue, increased by (pound)0.6 million or 4.2% from (pound)14.4 million in the three-month period ended September 30, 2000 to (pound)15.0 million in the three-month period ended September 30, 2001 and by (pound)3.7 million or 8.2% from (pound)44.9 million for the nine-month period ended September 30, 2000 to (pound)48.6 million for the nine-month period ended September 30, 2001. Our share of total United Kingdom TV advertising revenues increased from 2.6% for the nine-month period ended September 30, 2000 to 3.2% for the nine-month period ended September 30, 2001 and compares with a decline in UK television national advertising revenue of 10.2% in the nine-month period ended September 30, 2001 compared to the nine-month period ended September 30, 2000. Our share of basic pay-television viewing fell from 22.1% in the nine-month period ended September 30, 2000 to 21.1% in the nine-month period ended September 30, 2001.

OPERATING COSTS AND EXPENSES

      Our operating costs and expenses, before depreciation and amortization, increased by (pound)14.8 million or 6.8% from (pound)216.7 million in the three-month period ended September 30, 2000 to (pound)231.5 million in the three-month period ended September 30, 2001 and by (pound)103.4 million or 16.8% from (pound)615.1 million in the nine-month period ended September 30, 2000 to (pound)718.5 million in the nine-month period ended September 30, 2001, principally as a result of the Flextech merger, the Eurobell acquisition and increased selling, general and administrative costs.

      Consumer programming expenses increased by (pound)2.2 million or 6.9% from (pound)31.7 million for the three-month period ended September 30, 2000 to (pound)33.9 million for the three-month period ended September 30, 2001,

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representing 14.6% of total operating costs before deprecation and amortization for both the three-month periods ended September 30, 2000 and 2001. Consumer programming expenses increased by (pound)7.7 million or 7.6% from (pound)101.7 million for the nine-month period ended September 30, 2000 to (pound)109.4 million for the nine-month period ended September 30, 2001, representing 15.2% of total operating costs before depreciation and amortization for the nine-month period ended September 30, 2001, a decrease from 16.5% for the corresponding period in the previous year. Increased consumer programming expenses were principally the result of the increased costs of programming for our digital packages, which have more channels than their analogue counterparts, and were largely offset by lower programming expenses resulting from an increase in the number of our television subscribers choosing to subscribe to packages with fewer or no premium channels, the elimination on consolidation of programming fees paid for Flextech content following the Flextech merger, and continuing favourable trends in distribution. As a percentage of cable television revenues, programming expenses decreased from 47.2% for the three-month period ended September 30, 2000 to 39.8% for the three-month period ended September 30, 2001 and from 48.1% for the nine-month period ended September 30, 2000 to 44.9% for the nine-month period ended September 30, 2001. Not accounting for the Flextech merger and the resulting consolidation of programming expenses, programming expenses would have decreased from 51.6% in the three-month period ended September 30, 2000 to 42.5% in the three-month period ended September 30, 2001 and decreased from 51.4% in the nine-month period ended September 30, 2000 to 48.0% in the nine-month period ended September 30, 2001.

      Business and consumer telephony expenses decreased by (pound)2.8 million or 4.7% from (pound)60.1 million in the three-month period ended September 30, 2000 to (pound)57.3 million in the three-month period ended September 30, 2001, and represented 24.8% of total operating costs before depreciation and amortization in the three-month period ended September 30, 2001, a decrease from 27.7% in the three-month period ended September 30, 2000. Business and consumer telephony expenses increased by (pound)6.1 million or 3.5% from (pound)172.2 million in the nine-month period ended September 30, 2000 to (pound)178.3 million in the nine-month period ended September 30, 2001, and represented 24.8% of total operating costs before depreciation and amortization in the nine-month period ended September 30, 2001, a decrease from 28.0% in the nine-month period ended September 30, 2000. These costs are principally payments to third-party network providers for terminating calls that originate on our networks (i.e. interconnection charges). As a percentage of consumer telephony and business services revenues, telephony expenses decreased from 33.9% for the three-month month period ended September 30, 2000 to 30.7% for the three-month period ended September 30, 2001 and from 34.0% for the nine-month period ended September 30, 2000 to 31.6% for the nine-month period ended September 30, 2001. These decreases resulted principally from increased telephony penetration and the resulting increase in volume of traffic terminating on our network and was in part offset by the Eurobell acquisition and by the increase in the proportion of our total traffic terminating on mobile networks or third-party ISPs where interconnection charges result in higher unit termination costs.

      The Content Division's cost of sales was (pound)18.8 million or 61.8% of the Content Division's revenues for the three-month period ended September 30, 2001 and (pound)57.2 million or 62.0% for the nine-month period ended September 30, 2001. The Content Division's cost of sales consists principally of amortization costs of programming shown on its TV channels, direct costs associated with its advertising revenues, and costs of products sold through its web and transactional services.

      Selling, general and administrative expenses ("SG&A") which include, among other items, salary and marketing costs, increased by (pound)18.7 million or 18.2% from (pound)102.8 million in the three-month period ended September 30, 2000 to (pound)121.5 million in the three-month period ended September 30, 2001. This increase primarily reflected higher employee costs, together with the impact of the acquisition of Eurobell. SG&A increased by (pound)62.2 million or 20.0% from (pound)311.4 million in the nine-month period ended September 30, 2000 to (pound)373.6 million in the nine-month period ended September 30, 2001. This increase primarily reflected the impact of the Eurobell and Flextech acquisitions, the increase in employment costs due to an increase in headcount between September 30, 2000 and 2001 and the expense associated with the launch of our digital and hi-speed internet products and was partially offset by a decrease in employee share-based compensation costs to a charge of (pound)1.1 million in the nine-month period ended September 30, 2001 from a charge of (pound)4.9 million in the nine-month period ended September 30, 2000. Share-based compensation costs will continue to fluctuate depending on the movement of our share price. Excluding share-based compensation costs, SG&A increased as a percentage of total operating costs before depreciation and amortization from 48.8% in the three-month period ended September 30, 2000 to 52.5% in the three-month period ended September 30, 2001 but decreased from 52.4% in the nine-month period ended September 30, 2000 to 51.3% in the nine-month period ended September 30, 2001. After capitalization to related property and equipment, staff costs increased to (pound)74.1 million for the three-month period ended September 30, 2001 from (pound)53.9 million for the three-month period ended September 30, 2000 and to (pound)200.1 million for the nine-month period ended September 30, 2001 from (pound)103.0 million for the nine-month period ended September 30, 2000, reflecting an increase of some 1,500 employees on a base of approximately 9,800 as at September 30, 2000. This increase in employees reflects the enlarged Group, continuing focus on customer service and requirements to support our continued introduction of high-speed internet and digital television services.

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      Total labor and overhead costs capitalized in connection with new subscriber installations and enhancement to our networks increased by (pound)5.0 million or 11.2% from (pound)44.8 million for the three-month period ended September 30, 2000 to (pound)49.8 million for the three-month period ended September 30, 2001 and by (pound)18.7 million or 14.6% from (pound)127.8 million for the nine-month period ended September 30, 2000 to (pound)146.5 million for the nine-month period ended September 30, 2001. The level of capitalized labor and overhead costs increased primarily as a result of increases in installations of Active Digital in 2001 and costs for other services related to our growing subscriber base.

      Depreciation expense increased by (pound)22.4 million or 23.6% from (pound)94.9 million for the three-month period ended September 30, 2000 to (pound)117.3 million for the three-month period ended September 30, 2001 and by (pound)68.8 million or 24.8% from (pound)277.6 million for the nine-month period ended September 30, 2000 to (pound)346.4 million for the nine-month period ended September 30, 2001. The increase is attributable to the increased capital expenditure associated with the roll-out of Active Digital, the Eurobell acquisition and the merger with Flextech.

      Amortization expense increased by (pound)2.2 million or 5.1% from (pound)43.5 million for the three-month period ended September 30, 2000 to (pound)45.7 million for the three-month period September 30, 2001 and by (pound)37.1 million or 37.2% from (pound)99.8 million for the nine-month ended September 30, 2000 to (pound)136.9 million for the nine-month period ended September 30, 2001, primarily as a result of the merger with Flextech.

OTHER INCOME/(EXPENSE)

      Other expense, net of income, decreased by (pound)0.9 million or 0.9% from (pound)105.4 million for the three-month period ended September 30, 2000 to (pound)104.5 million for the three-month period ended September 30, 2001 and increased by (pound)8.0 million or 2.5% from (pound)318.3 million for the nine-month period ended September 30, 2000 to (pound)326.3 million for the nine-month period ended September 30, 2001. This consisted primarily of interest expense and was partially offset by an increase in net foreign exchange gains on re-translation of (pound)13.6 million from (pound)2.2 million for the three-month period ended September 30, 2000 to (pound)15.8 million for the three-month period ended September 30, 2001 and by an increase of (pound)43.6 million from a net loss of (pound)36.7 million for the nine-month period ended September 30, 2000 to a net gain of (pound)6.9 million for the nine-month period ended September 30, 2001.

      Interest expense increased by (pound)15.0 million or 13.8% from (pound)109.0 million for the three-month period ended September 30, 2000 to (pound)124.0 million for the three-month period ended September 30, 2001 and by (pound)57.0 million or 19.8% from (pound)288.2 million for the nine-month period ended September 30, 2000 to (pound)345.2 million for the nine-month period ended September 30, 2001, primarily as a result of the additional interest expense incurred from additional borrowing to fund the roll-out of digital television and high-speed internet products, acquisitions and general working capital, offset in part by lower interest rates on our borrowings under our bank facilities. The additional borrowing included our Senior Convertible Notes due 2005, issued in July 2000, and our Accreting Convertible Notes due 2003, issued in connection with the acquisition of Eurobell.

      In the three and nine-month periods ended September 30, 2000, foreign exchange gains or losses, net, which arose principally from the re-translation to Pound sterling of our US dollar-denominated Debentures and Notes using the period end exchange rate and marking associated derivative instruments to their market value, were recognized within earnings. As of January 1, 2001 we adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 137 and SFAS 138. The majority of our derivatives associated with our US dollar-denominated Debentures and Notes have been designated as cash flow hedges which to date have been effective. The effect is that the gains or losses arising from re-translating these US dollar-denominated Debentures and Notes and from marking their associated derivative instruments to market value are recorded in other comprehensive income ("OCI") and will be recognized within earnings when these hedged transactions take place, or if the hedges become ineffective. In the three and nine-month periods ended September 30, 2001 foreign exchange gains, net, arise principally from re-translating those of our US dollar-denominated Debentures and Notes which do not qualify for hedge accounting and marking their associated derivative instruments to market value.

      Interest receivable and similar income increased by (pound)2.3 million from (pound)1.4 million in the three-month period ended September 30, 2000 to (pound)3.7 million in the three-month period ended September 30, 2001 and by (pound)5.4 million from (pound)6.6 million for the nine-month period ended September 30, 2000 to (pound)12.0 million for the nine-month period ended September 30, 2001.

      Our share of the net gains or losses of our affiliated companies, accounted for under the equity method of accounting, decreased by (pound)11.9 million from a gain of (pound)5.1 million for the three-month period ended September 30, 2000 to a loss of (pound)6.8 million for the three-month period ended September 30, 2001. Our share of net gains or losses of our affiliated companies decreased by (pound)3.8 million from a gain of (pound)2.3 million for the nine-month period ended September 30, 2000 to a loss of (pound)1.5 million

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for the nine-month period ended September 30, 2001. These decreases resulted principally from generally lower contributions from our affiliated companies, including, UK Gold Holdings Limited, UK Channel Management Limited, Scottish Media Group plc, TV Travel Shop Limited, blueyonder Workwise Limited and sit-up Limited.

      Other losses, net, amounting to (pound)1.0 million and (pound)7.0 million arising in the three and nine-month periods ended September 30, 2001, respectively, arose as a result of the disposal of certain investments and compare with losses of (pound)0.6 million and (pound)1.4 million for the three and nine-month periods ended September 30, 2000, respectively.

      Following the replacement of our old senior secured credit facility and the Flextech facility during the three-month period ended March 31, 2001, we recorded an extraordinary loss of (pound)14.6 million due to the write-off of the bank facility fees which were being deferred and written-off over the life of those facilities.

LIQUIDITY AND CAPITAL RESOURCES

      Since our initial public offering in 1994, we have financed the capital costs of our network construction, our operations and our investments in General Cable PLC ("General Cable"), Birmingham Cable Corporation Limited ("Birmingham Cable"), Cable London PLC ("Cable London"), Flextech Plc ("Flextech"), Eurobell (Holdings) PLC ("Eurobell") and in affiliated companies, primarily from:

     o the proceeds of the initial public offering of our ordinary shares ((pound)414.2 million, net of fees);

     o borrowings under syndicated bank facilities (an aggregate of(pound)1,135.0 million outstanding at September 30, 2001);

     o the issuance in October 1995 of $300.0 million principal amount of Senior Debentures due 2006 and $1,536.4 million principal amount at maturity of Senior Discount Debentures due 2007;

     o the issuance in November 1998 of $350.0 million principal amount of Senior Notes due 2008;

     o the issuance in February 1999 of(pound)300.00 million principal amount of Senior Convertible Notes due 2007;

     o the issuance in April 1999 of(pound)325.0 million principal amount at maturity and $500.0 million principal amount at maturity of Senior Discount Notes due 2009;

     o the issuance in January 2000 of $450.0 million principal amount at maturity of Senior Discount Notes due 2010 and(pound)180.0 million principal amount and $350.0 million principal amount of Senior Notes due 2010;

     o the issuance in July 2000 of $500.0 million Senior Convertible Notes due 2005;

     o the issuance in September 1998 of ordinary shares as partial funding for the General Cable merger ((pound)241.1 million);

     o the issuance in November 1999 of ordinary shares under a rights issue to fund the Cable London acquisition ((pound)415.5 million);

     o the issuance to Deutsche Telekom ("DT") in November 2000, January 2001 and May 2001, respectively, of an aggregate of (pound)253.5 million Accreting Convertible Notes due 2003 as consideration for its 100% interest in Eurobell;

     o the raising of a(pound)49.2 million loan, secured by a charge over the Group's shares in SMG; and

     o    cash from operations.

      Where appropriate, we also use finance leasing to fund the provision of certain equipment and finance provided by vendor companies. At September 30, 2001 these amounted to (pound)286.2 million, compared with (pound)215.6 million at September 30, 2000.

      For the nine-month period ended September 30, 2001, we incurred a net cash outflow from operating activities of (pound)23.3 million compared with a net cash inflow of (pound)48.6 million in the same period in 2000. This net change

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is principally due to the larger size of the Group, particularly in respect of fees paid in respect of the new senior secured credit facility, described above, and additional interest expense in line with increased Group borrowings.

      We incurred a net cash outflow from investing activities of (pound)376.4 million for the nine-month period ended September 30, 2001 compared with (pound)447.8 million for the nine-month period ended September 30, 2000, a decrease of (pound)75.0 million or 16.7%. Capital expenditures accounted for (pound)377.0 million of the total in 2001 compared with (pound)428.6 million in 2000. This decrease in capital expenditure is principally due to a reduction in costs related to our roll-out of Active Digital and high-speed internet products. The significant majority of our capital expenditure relating to the initial roll-out of these products was incurred in 2000 as we substantially completed all network upgrades necessary for delivery of these products. As a result these costs have declined and capital expenditure in the nine-month period ended September 30, 2001 has mostly been driven by customer acquisition activities.

      Net cash provided by financing activities totalled (pound)343.9 million for the nine-month period ended September 30, 2001 compared with (pound)371.5 million for the corresponding period in the previous year. For the nine-month period ended September 30, 2001, net cash provided by financing activities includes the repayment on March 16, 2001 of (pound)810.0 million and (pound)122.0 million under our old senior secured credit facility and the Flextech facility, respectively, with a drawdown from our new Senior Secured credit facility. In connection with our acquisition of Eurobell, on January 15, 2001, DT remitted a cash payment of (pound)30.0 million to Eurobell and we issued an additional Accreting Convertible Note for the same amount.

      We anticipate that our principal uses of cash in the future will be to fund operating losses and capital expenditure, to make appropriate investments and to service debt. Although we expect to continue to incur operating losses, we anticipate that they will begin to reduce as we realise the expected benefits of our roll-out of digital television and high-speed internet services which we believe will increase product penetration, increase revenue per customer in our residential, business and content markets, and achieve the cost-efficiencies of delivering these services over our owned broadband network. We also expect to have significant capital needs in the future. Nevertheless, with substantially all of our network construction complete and substantially all network upgrades necessary for delivery of digital services complete, we anticipate that our capital expenditures will be largely driven by connecting new subscribers and the launch of new products, and consequently, will vary depending upon the take-up of our services.

      We anticipate that our principal sources of funds in the future will be cash flow from operating activities, proceeds from bank facilities, additional vendor financing and cash in hand. Our future actual funding requirements could exceed currently anticipated requirements. Differences may result from higher-than-anticipated costs or capital expenditure and/or lower than anticipated revenues. Our actual costs, capital expenditures and revenues will depend on many factors, including, inter alia, consumer demand for voice, video, data and internet services, the impact on our business of new and emerging technologies, the extent to which consumer preference develops for cable television over other methods of providing in-home entertainment, the development of the interactive e-commerce market, consumer acceptance of cable telephony as a viable alternative to British Telecommunications plc's telephony services, and the continuance of downward pressure on telephony margins.

      In addition, we continuously review possibilities for accelerating our delivery of bundled broadband services via a range of existing and new distribution platforms and, as part of that strategy, we may acquire one or more companies or their assets. Although we currently expect that the primary consideration for such acquisitions would be our ordinary shares, we may elect to fund such acquisitions with the cash proceeds from indebtedness or cash flow from operating activities. Any such acquisition could increase our funding requirements.

      As of September 30, 2001, we had cash balances of (pound)3.8 million (excluding (pound)12.0 million that is restricted as to use to providing cash surety for tax contingent liabilities of former lessors of certain equipment to General Cable which we acquired in September 1998 and (pound)8.0 million that is on deposit guaranteeing a temporary overdraft of an affiliated company). As of September 30, 2001 we had (pound)865 million available to be drawn down under our Senior Secured credit facility (as defined below).

      Following the Flextech merger in April 2000, we had two separate bank facilities:

     o    We were party to a(pound)1.5 billion senior secured credit facility;
          and

     o Flextech and its subsidiaries were party to a(pound)200 million senior secured credit facility.

      On March 16, 2001, we signed new senior secured credit facilities (the "Senior Secured credit facility") of up to (pound)2.25 billion, (pound)2.0 billion of which has been made available by a syndicate of 26 banks. The terms of the loan agreement governing the Senior Secured credit facility also allow the Company to raise a further (pound)250.0 million from institutional

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investors. The first drawdown under this new facility was used to repay our old senior secured credit facility and the Flextech facility. On October 17, 2001, the Company announced that GE Capital Structured Finance Group Limited, an affiliate of GE Capital, had agreed to lend the Company (pound)125.0 million as part of the additional (pound)250.0 million facility.

      Borrowings under the Senior Secured credit facility are secured on our assets, including partnership interests and shares of subsidiaries, and bear interest at between 0.5% and 2.25% above LIBOR (depending on the ratio of borrowings to quarterly annualized consolidated net operating cash flow). The terms of the new facility restrict transfers or disposals of assets from certain subsidiary companies. These restrictions relate to the type and value of the consideration that can be accepted. Our ability to borrow under the Senior Secured credit facility is subject to, among other things, our compliance with the financial and other covenants set forth in the loan agreement governing that facility and failure to comply with those covenants could result in all amounts outstanding thereunder becoming immediately due and payable.

      We may from time to time repurchase our outstanding debt securities for cash and/or exchange for equity securities, in open market purchases or privately negotiated transactions. Such repurchases or exchanges will depend on, among other things, prevailing market conditions and our liquidity requirements. The amounts of repurchased or exchanged debt securities may be material.

CAPITAL EXPENDITURES

      Net additions to property and equipment in the nine-month period ended September 30, 2001 totalled (pound)474.0 million, a decrease of (pound)1.2 million from (pound)475.2 million for the nine-month period ended September 30, 2000. This net decrease includes approximately (pound)28.0 million of net additions relating to Eurobell for the nine-month period ended September 30, 2001. Excluding the Eurobell net additions, net additions to property and equipment for the nine-month period ended September 30, 2001 would have been (pound)446.0 million, a decrease of (pound)29.2 million or 6.1% from (pound)475.2 million for the nine-month period ended September 30, 2000. The Group's capital expenditures have primarily funded the construction of local distribution networks and the national network, capital costs of installing customers, and enhancing the network for new product offerings. The additions were principally a result of network upgrades and new digital set-top boxes and modems in connection with our roll-out of digital television and high-speed internet services. At September 30, 2001 our broadband network, including Eurobell, was capable of providing 77.5% of the homes in our franchises with both cable television and cable telephony services.

      We have substantially completed all network upgrades necessary for delivery of our digital television and high-speed services. Consequently, we anticipate that capital expenditures associated with our existing and currently planned services will be largely driven by connecting new subscribers and the launch of new products, and will vary depending upon the take-up of our services.

MARKET RISK

      The principal market risks to which we are exposed are:

     o    Interest rate changes on variable-rate, long-term bank debt; and

     o Foreign exchange rate changes, generating translation and transaction gains and losses on our US dollar-denominated debt instruments.

      We use derivative financial instruments solely to reduce our exposure to these market risks and we do not enter into these instruments for trading or speculative purposes. There have been no significant changes in market risk since December 31, 2000.

GOODWILL ON ACQUISITION

      Under UK GAAP, Financial Reporting Standard No.10 requires a group to review the carrying value of goodwill arising on any acquisition at the end of the first full financial year following such acquisition. The Company is undertaking a review process with regard to the goodwill arising as a consequence of recent acquisitions and this review will be completed in the three-month period ending December 31, 2001. The Company will also review goodwill for these acquisitions in the context of applicable US GAAP standards. These reviews could result in a non-cash goodwill impairment adjustment.

NEW ACCOUNTING STANDARDS APPLICABLE TO THE COMPANY

      BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS - SFAS 141 AND SFAS 142

      In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets". SFAS 141 requires all business combinations undertaken after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are subject

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to annual review (or more frequently should indications of impairment arise) for impairment. Separable intangible assets that do not have indefinite lives will continue to be amortized over their useful lives. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. For goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS 142 effective January 1, 2002. We are currently evaluating the effect that the adoption of the provisions of SFAS 142 that are effective January 1, 2002 will have on our results of operations and financial position.

      ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS - SFAS 143

      In July 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143, which is effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. We have not yet decided when we will adopt this new standard. We will be assessing the impact of this new standard upon our results of operations and financial position.

      ACCOUNTING FOR IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS - SFAS 144

      In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". While SFAS 144 supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", it retains many of the fundamental provisions of that Statement. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. We have not yet determined the impact, if any, the adoption of this standard will have on our financial position or results of operations.



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                                   * * * * * *

              SAFE HARBOR STATEMENT UNDER THE US PRIVATE SECURITIES
                          LITIGATION REFORM ACT OF 1995

      The discussion above includes certain statements that are, or may be deemed to be, forward-looking statements within the meaning of the US securities laws. These forward-looking statements, by their nature, involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future.

      There are a number of important factors that could cause our actual results and future development to differ materially from those expressed or implied by those forward-looking statements, including, but not limited to: our ability to successfully integrate Eurobell and other entities which we may acquire and to achieve cost savings and synergies we expect to arise therefrom; the extent to which consumer demand for voice, video, data and internet services increases; the extent to which Small-to-Medium sized Enterprises accept cable telephony services as an alternative to those of competing service providers like British Telecommunications plc ("BT"); the extent to which we are able to adapt to, and compete with, new and emerging technologies including Asynchronous Digital Subscriber Line technology; the extent to which consumer preference develops for cable television over other methods of providing in-home entertainment; the extent to which consumer preference develops for purchasing goods and services on the internet and/or using interactive television over other methods of purchasing such goods and services; the extent to which consumers accept cable telephony as a viable alternative to telephony services provided by BT; the extent to which regulatory and competitive pressures in the UK market continue to reduce prices; our ability to develop and introduce attractive interactive and high-speed data services in a rapidly changing and highly competitive business environment; our ability to penetrate markets and respond to changes in competition; our ability to compete with other Internet Service Providers ("ISPs"); our ability to compete against digital television service providers, including British Sky Broadcasting Group plc and ITV Digital (formerly ONdigital, a joint venture between Carlton Communications plc and Granada Group plc) by increasing our digital services customer base, and the impact of our aggressive digital services marketing campaign on our results of operation and liquidity; our ability to have an impact on, or respond to, new or changed government regulation; our ability to manage growth and expansion; our ability to improve operating efficiencies, including through cost reductions; our ability to upgrade our network in a cost-efficient and timely manner; our ability to raise additional financing; our ability to refinance our indebtedness, or that of any business we may acquire; adverse changes in the price or availability of telephony interconnection or cable television programming; disruptions in supply of programming, services and equipment, including the supply of set-top boxes required for our roll-out of digital services; and the extent to which consumer preference develops for, or shifts away from, content developed and distributed by our Content Division (formerly Flextech).